FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: April 1, 2016

Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

15 Abba Even Street
Herzliya 4672533, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Optibase Ltd. announces fourth quarter results”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: April 1, 2016

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES FOURTH QUARTER RESULTS

HERZLIYA, Israel, April 1, 2016 – Optibase Ltd. (NASDAQ: OBAS) today announced financial results for the fourth quarter ended December 31, 2015.

Revenues from fixed income real estate totaled $4.1 million for the quarter ended December 31, 2015, compared to revenues of $3.3 million for the fourth quarter of 2014.

Net income attributable to Optibase Ltd shareholders for the quarter ended December 31, 2015 was $114,000 or $0.02 per basic and diluted share, compared to a net income of $2.8 million or $0.54 per basic and diluted share for the fourth quarter of 2014.

For the year ended December 31, 2015, revenues totaled $15.3 million compared with $13.9 million for the year ended December 31, 2014. For the year ended December 31, 2015, loss attributable to Optibase Ltd shareholders was $1.1 million or $0.21 per basic and diluted share, mainly attributed to acquisition related costs of $2.4 million related to the acquisition of the twenty-seven (27) supermarkets in Bavaria, Germany, compared to a net income of $3.3 million or $0.65 per basic and diluted share for the year ended December 31, 2014.

Weighted average shares outstanding used in the calculation for the periods were approximately 5.1 million basic and diluted shares for each period.

As of December 31, 2015, we had cash and cash equivalents of $23.8 million, and shareholders' equity of $75.6 million, compared with $22.9 million, and $77.1 million, respectively, as of December 31, 2014.

During the fourth quarter the Company has successfully completed an investment of $12.9 million and acquired a 30% interest in 300 River Holdings, LLC which beneficially owns the rights to a 23-story Class A office building located at 300 South Riverside Plaza in Chicago. In addition to the purchase price, the Company incurred acquisition costs of approximately $242,000. For more information on this transaction, please refer to our 6K report filed with the SEC on December 29, 2015.

Amir Philips, Chief Executive Officer of Optibase commented on the quarter and years' results and recent business developments: "The fourth quarter is our first quarter that fully embeds our investment in the Edeka supermarkets portfolio in Germany. As such we are pleased with the portfolio performance and are working diligently for maintaining and improving its future results. However, our net income for the quarter was affected mainly due to an increase in our financial expenses. Our yearly results are showing a net loss that is attributed mainly to a one time acquisition costs charge associated with the purchase of the Edeka supermarkets portfolio in Germany as well as an increase in our financial expenses. During the fourth quarter we have completed an investment of $12.9 million in a Chicago prime asset. This investment further diversifies and strengthens our real estate portfolio. For 2015, our NOI increased to $12.3 million or by 10% compared to NOI of $11.2 Million for 2014. The increase in NOI is primarily attributed to the increase in rental income from the Edeka supermarkets portfolio and other contractual rent increases. In addition, for 2015, our Recurring FFO increased to $3.8 million, or by 23% compared to Recurring FFO of $3.1 million for 2014. The increase in FFO is due primarily to an increase in cash generated from the Edeka supermarkets portfolio, partially offset by increase in financial expenses associated with a long term loan in Miami and bonds issuance transactions in 2015. We look forward to 2016 and the challenges it holds for us and will continue working diligently on diversifying and strengthening our real estate portfolio.”

OPTIBASE REPORTS/2

ACCOUNTING AND OTHER DISCLOSURES

Net Operating Income, or NOI, is a non-GAAP financial measure. The most directly comparable GAAP financial measure is operating income, which, to calculate NOI, is adjusted to add back real estate depreciation and amortization and general and administrative expenses less gain on sale of operating properties. We use NOI internally as a performance measure and believe that NOI (when combined with the primary GAAP presentations) provides useful information to investors regarding our financial condition and results of operations because it reflects only those income and expense item that are incurred at the property level.

We consider the NOI to be an appropriate supplemental non-GAAP measure to operating income because it assists management, and thereby investors, to understand the core property operations prior to depreciation and amortization expenses and general and administrative costs. In addition, because prospective buyers of real estate have different overhead structures, with varying marginal impact to overhead by acquiring real estate, we consider the NOI to be a useful measure for determining the value of a real estate asset or groups of assets.
The metric NOI should only be considered as supplemental to the metric operating income as a measure of our performance. NOI should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. NOI should also not be used as a supplement to, or substitute for, cash flow from operating activities (computed in accordance with generally accepted accounting principles in the United States).

Funds from operation, or FFO, is a non-GAAP financial measure. The most directly comparable GAAP financial measure is net income, which, to calculate FFO, is adjusted to add back depreciation and amortization and after adjustments for unconsolidated associates. We make certain adjustments to FFO, which it refers to as recurring FFO, to account for items we do not believe are representative of ongoing operating results, including transaction costs associated with acquisitions. We use FFO internally as a performance measure and we believe FFO (when combined with the primary GAAP presentations) is a useful, supplemental measure of our operating performance as it’s a recognized metric used extensively by the real estate industry. We also believe that Recurring FFO is a useful, supplemental measure of our core operating performance. The company believes that financial analysts, investors and shareholders are better served by the presentation of operating results generated from its FFO and Recurring FFO measures.

We consider the FFO and Recurring FFO to be an appropriate supplemental non-GAAP measure to operating income because it assists management, and thereby investors, in analyzing our operating performance.

The metric’s FFO and Recurring FFO should only be considered as supplemental to the metric net income as a measure of our performance. FFO (i) does not represent cash flow from operations as defined by GAAP, (ii) is not indicative of cash available to fund all cash flow needs, including the ability to make distributions, (iii) is not an alternative to cash flow as a measure of liquidity, and (iv) should not be considered as an alternative to net income (which is determined in accordance with GAAP) for purposes of evaluating our operating performance.

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties in Switzerland in Germany and in Miami, Texas and Philadelphia, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this press release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.

OPTIBASE REPORTS/3

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Year Ended December 31, 2015

	Year ended		Three months ended
	December 31	December 31	December 31	December 31
	2015	2014	2015	2014
	$	$	$	$
	Audited	Audited	Unaudited	Unaudited

Fixed income real estate rent	15,273	13,938	4,087	3,325
Cost and expenses:
Cost of real estate operation	2,958	2,777	921	608
Real estate depreciation and amortization	3,925	3,813	1,093	859
General and administrative	1,849	2,167	429	512
Other operating costs	2,352	-	35	-
Total cost and expenses	11,084	8,757	2,478	1,979
Gain on sale of operating properties	-	2,709	-	2,709
Operating income	4,189	7,890	1,609	4,055

Other Income	429	394	95	95
Financial expenses, net	(1,807)	(1,151)	(732)	(326)

Income before taxes on income	2,811	7,133	972	3,824
Taxes on income	(1,609)	(1,502)	(381)	(418)
Equity share in income (losses) of associates, net	(31)	(186)	28	(52)

Net income	1,171	5,445	619	3,354

Net income attributable to non-controlling interests	2,239	2,106	505	590
Net income (loss) attributable to Optibase LTD	(1,068)	3,339	114	2,757

Net income (loss) per share :
Basic and Diluted	$(0.21)	$0.65	$0.02	$0.54

Number of shares used in computing Earnings per share
Basic	5,133	5,127	5,133	5,127
Diluted	5,133	5,131	5,142	5,135

Amounts in thousands

OPTIBASE REPORTS/4

Condensed Consolidated Balance Sheets

	December 31, 2015	December 31, 2014
	Audited	Audited
Assets

Current Assets:

Cash and cash equivalents	23,806	22,902
Trade receivables	177	286
Other accounts receivables and prepaid expenses	318	1,396
Total current assets	24,301	24,584

Long term deposit	2,670	54
Investments in companies and associates	20,663	7,553
Long term investments	23,333	7,607

Real estate properties	214,840	185,204
Other assets, net	470	609
Total property equipment and other assets	215,310	185,813

Total assets	262,944	218,004

Liabilities and shareholders' equity
Current Liabilities:

Current maturities of long term loans and bonds	8,535	2,401
Accounts payable and accrued expenses	3,297	4,991
Other short term liabilities	-	539
Total liabilities attributed to discontinued operations	2,109	2,153
Total current liabilities	13,941	10,084

Long term liabilities:
Deferred tax liabilities	14,178	14,237
Land lease liability, net	6,412	6,528
Other long-term liabilities	264	-
Long term loans, net of current maturities	140,082	110,080
Long term bonds, net of current maturities	12,483	-
Total long term liabilities	173,419	130,845

Total shareholders’ equity of Optibase Ltd	55,784	57,439
Non-controlling interests	19,800	19,636
Total shareholders' equity	75,584	77,075

Total liabilities and shareholders’ equity	262,944	218,004

Amounts in thousands